Exhibit 99.1

GCL Announces First Half Fiscal Year 2026 Unaudited Financial Results

SINGAPORE, Jan. 30, 2026 (GLOBE NEWSWIRE) - GCL Global Holdings Ltd. (NASDAQ: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced its financial results for the six months ended September 30, 2025.

First Half FY 2026 Highlights

●	Revenues of $98.7 million, up 93.9% from the prior year period

●	Gross Margin of 11.0% compared to 13.8% in first half fiscal year 2025

●	Net loss of $5.6 million, compared to net loss of $0.8 million in the same period last year

●	EBITDA loss of $2.7 million, compared to a gain of $0.7 million in first half fiscal year 2025.

“The first half of the year marked an important period of execution and foundation-building for the company,” said Sebastian Toke, Group CEO of GCL. “We completed the acquisition of Ban Leong Technologies and began integration efforts focused on operational alignment and cost efficiencies. We also continued investing in gaming franchises that we believe have strong potential to contribute to revenue growth and margin improvement over time and secured a strategic investment in our 4Divinity publishing subsidiary, providing additional flexibility to expand our pipeline across both AAA and indie titles.”

“Our year-over-year revenue growth primarily reflects the contribution from Ban Leong’s hardware, computer accessories, and multimedia product sales following the acquisition. The transaction expanded our scale and distribution reach and further diversified our operating platform. Our focus now is on disciplined integration and capturing operational synergies across our gaming and entertainment ecosystem, spanning development, publishing, hardware and software distribution, and digital marketing. As titles advance through development and commercialization, we expect our broader platform to be increasingly positioned to support more consistent operating performance over time.”

Revenues for the first half of fiscal year 2026 were $98.7 million, up 93.9% from $50.9 million in the comparable six months of fiscal year 2025. The increase was driven by an expanded product line-up in the console game/hardware/accessories segment (including Ban Leong), alongside continued growth in publishing.

Gross margin was 11.0% for the six months ended September 30, 2025, a decline from 13.8% in the prior year period, despite gross profit increasing 54.5% year over year to $10.8 million The margin tightening was a function of a shifting product mix, with Ban Leong’s hardware & accessories distribution contributing lower margins than our higher-margin publishing activities and Ban Leong representing a much larger share of the consolidated revenue base in the period. As a result, the consolidated gross margin percentage declined despite higher gross profit dollars.

The cost of revenues was $87.9 million for the first six months of FY 2026, increasing by approximately 100.2% compared to $43.9 million for the same period in the prior year, as a larger portion of procurement and fulfillment needed to be run through broader third-party vendor ecosystems and distribution channels as the Group expands into a larger operating footprint.

Total operating expenses also more than doubled in the period, growing 115.7% to $17.5 million from $8.1 million in the prior year period.

Selling and marketing expenses were $2.6 million for the first six months of FY 2026 compared to $1.2 million in the prior year period.

General and administrative expense increased 116.1% from $14.9 million for the first half of FY 2026 compared to $6.9 million in the same period last year. In conjunction with the Ban Leong acquisition, the growth of the operating footprint increased recurring run-rate costs (headcount, warehousing, selling costs, systems, and public-company compliance). Non-recurring, one-time items of approximately $2.5 million, including professional fees, transaction/integration costs, and related corporate activities, contributed to higher operating expenses.

Net loss was $5.6 million for the first half of fiscal 2026, compared to a net loss of $0.8 million in the prior year period.

EBITDA for the first half of FY 2026 was a loss of $2.7 million, compared to a profit of $0.7 million in the comparable prior year period.

Loss per share, basic and diluted, was $0.04 for the first six months of FY 2026, compared to $0.00 per share for the same period last year.

Balance Sheet

As of September 30, 2025, the Company had $19.8 million in cash and restricted cash, compared to $21.4 million as of March 31, 2025.

Financing activity during the period saw an uptick in connection with the Ban Leong acquisition, including the establishment of a $38.7 million secured term facility with a multi-year maturity extending to 2030, featuring scheduled quarterly repayments and a floating rate interest structure.

Guidance

The company revised down its prior guidance for the full year 2026. Revenues are now expected to exceed $210 million and gross profit is expected to exceed $21 million, compared to previous guidance that forecasted revenues to exceed $240 million and gross profit to exceed $30 million.

“While we remain optimistic on the growth trajectory for fiscal 2026, short-term delays in the release of two titles are expected to cause some publishing revenues to shift into the next fiscal year,” said Sebastian Toke. “We remain positive about our outlook for fiscal 2027 as it marks the beginning of games launch within our game IP portfolio and the realization of the benefits of our unified ecosystem.”

Key FY First Half 2026 and Subsequent Developments

●	On September 4, 2025, GCL and 4Divinity announced the launch of “Mandragora: Whispers of the Witch Tree” on PlayStation®5 and Nintendo Switch in Asia.

●	On September 5, 2025, GCL announced that it had entered into a global publishing agreement for the upcoming multiplayer game “The Defiant.”

●	On September 11, 2025, GCL subsidiary 4Divinity signed a memorandum of understanding to acquire a 60% equity stake in Taiwan’s Alliance-Star International via a strategic share swap.

●	On October 8, 2025, GCL unveiled the new game title, “Island of Hearts,” a live-action interactive adventure expected to be available on PC in March 2026.

●	On October 16, 2025, GCL announced that it had executed an MOU to acquire Madeviral, a Singapore-based full-service marketing agency specializing in gamer-focused marketing, to accelerate global growth in game marketing and publishing support.

●	On December 2, 2025, GCL announced that ADATA Technology, a global leader in memory and storage solutions listed on the Taipei Exchange (TPEX), had invested $3 million in its publishing subsidiary, 4Divinity, for approximately a 1.2% equity interest in 4Divinity.

Conference Call

GCL will host a webcast and conference call to discuss its first half fiscal year 2026 results today at 8:00 a.m. EST. A live webcast and a slide presentation will be available on GCL’s investor relations website in the “Events” section under the “News & Events” header at ir.gclglobalholdings.com.

For participants who wish to dial in, please register in advance using the link provided below and do so 10 to 15 minutes prior to the call. Dial-in numbers, passcode, and unique access PIN will be provided upon registering:

Dial-in registration link

A webcast replay of the call will be available at ir.gclglobalholdings.com for one year following the call.

About GCL Global Holdings

GCL Global Holdings Ltd. (“GCL”) is a holding company incorporated in the Cayman Islands (GCL together with its subsidiaries, the “GCL Group”). Through its operating subsidiaries, GCL Group unites people through its ecosystem of content and hardware in games and entertainment, enabling creators to deliver engaging experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content as well as multimedia peripherals to bridge cultures and reach a global audience by introducing Asian-developed IP across consoles, PCs, and streaming platforms. Learn more at http://www.gclglobalholdings.com.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL, GCL’s ability to scale and grow its business, the advantages and expected growth of GCL, and GCL’s ability to source and retain creative talent and publish games. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management, and are not predictions of actual performance.

These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F, filed with the SEC on July 31, 2025, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

Non-GAAP Measures

Some of the financial information and data contained in this press release, such as EBITDA, have not been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). GCL believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to GCL’s financial condition and results of operations. GCL’s management uses these non-GAAP measures for trend analysis and for budgeting and planning purposes. GCL believes that the use of these non-GAAP measures provides an additional tool for investors to evaluate projected operating results and trends, as well as compare GCL’s financial measures with those of other similar companies, many of which also present similar non-GAAP financial measures to investors.

Management of GCL does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in GCL’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. You should review GCL’s audited financial statements, which are presented in the most recent annual report on Form 20-F filed with the SEC on July 31, 2025, and not rely on any single financial measure to evaluate GCL’s business.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in U.S dollar, except for the number of shares)

	September 30	March 31
	2025	2025
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$16,645,803	$18,247,380
Restricted cash	3,138,188	3,131,335
Accounts receivable, net	29,734,943	25,761,683
Investment in convertible note	2,508,204	-
Amount due from related parties	254	392,334
Inventories, net	35,338,482	5,936,223
Other receivable and other current assets, net	2,761,483	1,733,022
Prepayments, net	8,161,667	6,239,861
Loan to third party	683,464	382,024
Derivative asset	170,000	269,119
Total current assets	99,142,488	62,092,981

NONCURRENT ASSETS
Property and equipment, net	1,081,934	380,315
Definite-lived intangible assets, net	6,702,334	2,207,852
Indefinite-lived intangible assets	14,941,422	14,324,323
Goodwill	12,810,231	2,990,394
Long-term investments	15,435,274	15,435,274
Prepayments, a related party	5,000,000	3,000,000
Operating leases right-of-use assets	3,717,474	442,376
Finance leases right-of-use assets	271,080	363,008
Deferred tax assets, net	757,591	351,060
Total noncurrent assets	60,717,340	39,494,602

TOTAL ASSETS	$159,859,828	$101,587,583

LIABILITIES, AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank Loans, current	$16,896,727	$10,500,085
Convertible notes, net of unamortized discounts of $273,050 and $0 as of September 30, 2025 and March 31, 2025	2,129,295	-
Accounts payable	35,632,686	28,389,357
Accounts payable, a related party	3,958,410	4,567,337
Contract liabilities	2,599,140	505,323
Other payables and accrued liabilities	7,881,345	4,702,791
Operating lease liabilities, current	2,036,722	376,751
Contingent consideration for acquisition, current	1,121,726	1,121,006
Finance leases liabilities, current	71,222	84,528
Amount due to related parties	190,459	683,338
Derivative liabilities	1,590,000	-
Tax payables	1,475,002	1,417,173
Total current liabilities	75,582,734	52,347,689

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	1,718,766	110,368
Finance leases liabilities, non-current	114,173	164,606
Bank loans, non-current	35,101,609	1,421,139
Deferred investment consideration payable	7,500,000	7,500,000
Derivative liabilities, non-current	3,050,932	3,086,519
Deferred tax liabilities	785,078	-
Total non-current liabilities	48,270,558	12,282,632

TOTAL LIABILITIES	123,853,292	64,630,321

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary share, par value $0.0001; 150,000,000 shares authorized,127,059,246 and 126,276,372 shares issued as of September 30, 2025 and March 31, 2025, respectively, and 122,730,852 and 121,947,978 outstanding as of September 30, 2025 and March 31, 2025, respectively*	12,275	12,196
Additional paid-in capital	20,977,383	18,149,582
Retained earnings	12,415,128	17,513,985
Accumulated other comprehensive (loss) income	(287,541)	178,312
TOTAL GCL Global Holdings Ltd shareholders’ equity	33,117,245	35,854,075

Non-controlling interests	2,889,291	1,103,187

TOTAL SHAREHOLDERS’ EQUITY	36,006,536	36,957,262

TOTAL LIABILITIES, AND SHAREHOLDERS’ EQUITY	$159,859,828	$101,587,583

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in U.S dollar, except for the number of shares)

	For the Six Months Ended September 30,
	2025	2024
REVENUES
Revenues	$98,722,907	$50,905,030
Revenues, a related party	214	675
TOTAL REVENUES	98,723,121	50,905,705

COST OF REVENUES
Cost of revenues	(82,564,733)	(36,579,493)
Cost of revenues, related parties	(5,319,134)	(7,308,820)
TOTAL COST OF REVENUES	(87,883,867)	(43,888,313)

GROSS PROFIT	10,839,254	7,017,392

OPERATING EXPENSES
Selling and marketing	(2,600,658)	(1,219,251)
General and administrative	(14,864,330)	(6,878,939)
Provision for doubtful accounts	-
Total operating expenses	(17,464,988)	(8,098,190)

LOSS FROM OPERATIONS	(6,625,734)	(1,080,798)

OTHER INCOME (EXPENSE)
Other income, net	1,239,940	356,921
Interest expense, net	(1,519,193)	(359,624)
Change in fair value of contingent consideration for acquisition	78,906	270,615
Change in fair value of investment in convertible notes	(82,796)	-
Change in fair value of derivative asset and derivative liabilities	1,135,647	-
TOTAL OTHER INCOME, NET	852,504	267,912

LOSS BEFORE INCOME TAXES	(5,773,230)	(812,886)

INCOME TAXES BENEFIT	221,072	10,444

NET LOSS	(5,552,158)	(802,442)

Less: net loss attributable to non-controlling interests	(453,301)	(290,155)

NET LOSS ATTRIBUTABLE TO GCL GLOBAL HOLDINGS LTD’S SHAREHOLDERS	$(5,098,857)	$(512,287)

NET LOSS	(5,552,158)	(802,442)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	(489,725)	(12,492)

COMPREHENSIVE LOSS	(6,041,883)	(814,934)

Less: total comprehensive loss attributable to noncontrolling interests	(477,173)	(292,178)

Total comprehensive loss attributable to GCL Global Holdings Ltd’s shareholders	$(5,564,710)	$(522,756)

LOSS PER SHARE - BASIC AND DILUTED, ORDINARY SHARES	$(0.04)	$(0.00)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING*
Basic and diluted	122,069,309	105,054,995

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.

Non-GAAP Financial Measures

	For the six months ended September 30,
	2025	2024
	US$	US$
Net loss	(5,552,158)	(802,442)
Interest expense, net	1,519,193	359,624
Provision for income taxes	(221,072)	(10,444)
Depreciation and amortization expenses	1,518,185	1,180,513
EBITDA	(2,735,852)	727,251